Exhibit 1

For immediate release

BioLineRx Establishes Oncology Scientific Advisory Board

Tel Aviv, Israel - December 3, 2015 - BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, today reported the establishment of a Scientific Advisory Board (SAB) to provide insight and guidance on the Company’s activities in the field of oncology.

The members of BioLineRx’s SAB include four renowned clinicians and translational scientists in oncology. These include: Professor Aaron Ciechanover, Ph.D., M.D., Head of Tumor and Vascular Biology Research Center, the Rappaport Faculty of Medicine and Research Institute, Technion-Israel Institute of Technology; Jorge Eduardo Cortes, M.D., Professor of Medicine and Deputy Chair, and Chief of the CML Section of the Department of Leukemia at The University of Texas, MD Anderson Cancer; Debasish Roychowdhury, M.D., President, Nirvan Consultants, LLC; and Prof. Yosef Yarden, Ph.D., the Harold and Zeda Goldenberg Chair of Molecular Cell Biology at the Weizmann Institute of Science, Israel.

Kinneret Savitsky, Ph.D., CEO of BioLineRx, remarked, “We welcome this prestigious group of scientists to our newly founded Oncology Scientific Advisory Board. The decision to form a SAB with a focus on oncology is a direct result of the Company’s strategic decision, over the last few years, to focus on the therapeutic fields of oncology and immunology. We believe that the knowledge and experience of this impressive group of key opinion leaders will be highly beneficial as we continue to develop BL-8040, our lead oncology and hematology platform, for multiple indications, and in the development and commercialization efforts of additional future oncology projects.”

BioLineRx’s Scientific Advisory Board Members:

Aaron Ciechanover, Ph.D., M.D.
Professor Aaron Ciechanover is currently a Distinguished Research Professor at the Rappaport Faculty of Medicine of the Technion-Israel Institute of Technology, and the co-Director of the Technion Integrated Cancer Center (TICC). Prof. Ciechanover shared the 2004 Nobel Prize in Chemistry with Professors Avram Hershko and Irwin Rose, for the discovery of ubiquitin-mediated protein degradation. They deciphered the mechanism of conjugation of ubiquitin as a proteolytic tag, described the general proteolytic functions of the system, and proposed a model according to which this modification serves as a recognition signal for a specific downstream protease. Along the years it has become clear that ubiquitin-mediated proteolysis plays major roles in numerous cellular processes, and aberrations in the system underlie the pathogenetic mechanisms of many diseases, among them certain malignancies and neurodegenerative disorders. Consequently, the ubiquitin system has become an important platform for drug development. Prof. Ciechanover also received the 2000 Albert Lasker Award and the 2003 Israel Prize. He is member of the Israeli National Academy of Sciences and Humanities, the American Academy of Arts and Sciences (Foreign Fellow), the American Philosophical Society, the National Academies of Sciences (NAS) and of Medicine (NAM) of the USA (Foreign Associate), the Pontifical Academy of Sciences at the Vatican, the Chinese Academy of Sciences (CAS; Foreign Member), and the Russian Academy of Sciences (Foreign Member). He received his M.D. from the Hebrew University in Jerusalem and a doctorate in biological sciences from the Faculty of Medicine at the Technion, and did a post-doctoral fellowship at MIT.

Jorge Eduardo Cortes, M.D.
Dr. Cortes is Professor of Medicine and Deputy Chair, and is also the Chief of the CML and AML Sections of the Department of Leukemia at The University of Texas, MD Anderson Cancer Center. Dr. Cortes’ clinical interests focus on new drug development and the management of patients with myelodysplastic syndromes, acute and chronic leukemia, and myeloproliferative neoplasms. Dr. Cortes has authored hundreds of peer-reviewed manuscripts, abstracts, book chapters, and other medical publications. He is an associate editor for Blood and serves on the editorial board of other journals such as Journal of Clinical Oncology, American Journal of Hematology and Clinical Cancer Research. In addition, Dr. Cortes serves on the Board of the International CML Foundation. Dr. Cortes has received numerous awards including The Service to Mankind Award from the Leukemia and Lymphoma Society and the Faculty Scholar Award from MD Anderson Cancer Center for clinical research and for education. Dr. Cortes received his medical degree from the Universidad Nacional Autonoma de Mexico, Mexico City, along with postgraduate training at The National Institute of Medical Sciences and Nutrition Salvador Zubirán.

Debasish Roychowdhury, M.D.
Dr. Roychowdhury is a leader in the pharmaceutical industry with a strong background in oncology research and development, and regulatory and commercial operations, having previously served in key senior leadership roles at Sanofi, GlaxoSmithKline and Eli Lilly. Dr. Roychowdhury played a key role in the development and advancement of Seragon’s selective estrogen receptor degraders (SERDs) platform for breast cancer and other hormone-driven cancers. Dr. Roychowdhury has a distinguished track record in the field of oncology having been involved in the approval of nine oncology drugs, including Almita, Tykerb and Jevtana. Currently, he is President of Nirvan Consultants, LLC and in this capacity he serves in senior advisory roles for biotechnology companies to help advance their pipeline of therapeutics. Dr. Roychowdhury also serves as a member of the Board of Directors for Lytix Biopharma AS and Radius Health, Inc. In his academic career, Dr. Roychowdhury served as a faculty member at the University of Cincinnati. He trained at the All India Institute of Medical Sciences and University of California, San Francisco.

Prof. Yosef Yarden, Ph.D.
Prof. Yosef Yarden is The Harold and Zeda Goldenberg Chair of Molecular Cell Biology at the Weizmann Institute of Science, Israel. Professor Yarden’s research focuses on tumor progression and strategies to block cancer using molecular targeted therapies. He served as Chair of the Research Committee of the Israel Cancer Association, President of the Federations of Israeli Societies of Experimental Biology, and Chair of the Israel National Committee on Biotechnology, an advisory body of the Government of the State of Israel. His past administrative responsibilities at the Weizmann Institute include Dean of the Faculty of Biology, Vice-President for Academic Affairs, first Director of the M.D. Moross Institute for Cancer Research, and Dean of the Feinberg Graduate School. Among Prof. Yarden’s honors and awards are the John F. Kennedy Award, the MERIT Award of the U.S. National Cancer Institute, the EMET Prize in Biochemistry, the 2008 Hamilton Fairly Award of the European Societies for Medical Oncology (ESMO), the Ernst W. Bertner Memorial Award of the MD Anderson Cancer Center and the Susan G. Komen for the Cure® Brinker Award for Scientific Distinction in Basic Research. Prof. Yarden is a member of the Israel Academy of Sciences and Humanities. He is also a member of the European Molecular Biology Organization (EMBO), the European Cancer Academy and the Asia-Pacific International Molecular Biology Network (A-IMBN). Dr. Yarden received his Ph.D. in Molecular Biology from the Weizmann Institute of Science, Israel.

About BioLineRx
BioLineRx is a publicly-traded, clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s current portfolio consists of a variety of clinical and pre-clinical projects, including: BL-8040, a cancer therapy platform, which is in the midst of a Phase 2 study for relapsed/refractory AML, has recently initiated a Phase 2b study as an AML consolidation treatment, has recently initiated a Phase 1/2 study in hMDS and AA, and has successfully completed a Phase 1 study in stem cell mobilization; and BL-7010 for celiac disease, which has successfully completed a Phase 1/2 study.

In December 2014, BioLineRx entered into a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates. The companies intend to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept for potential future licensing by Novartis.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s SEC documents, press releases, and events. BioLineRx’s IR app is available on the iTunes App Store as well as the Google Play Store.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2015. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

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